EXHIBIT 23-1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 16, 2005, relating to the financial statements and financial statement schedule of Duke Energy Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of new accounting pronouncements and an explanatory paragraph regarding Duke Energy’s agreement in February 2005 to sell its interests in TEPPCO to Enterprise GP Holdings L.P. and to transfer a 19.7% interest in Duke Energy Field Services to ConocoPhillips) and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Duke Energy Corporation for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP
Charlotte, North Carolina
March 17, 2005